Exhibit 99.4

Certain Tax Considerations for Non-Resident Shareholders related to the Buyback

Set forth below are certain tax considerations related to tendering equity shares of face value of ₹ 5/- (Rupees five only) each (“Equity Shares”) of Infosys Limited (the “Company”) in the proposed buyback by the Company of Equity Shares on a proportionate basis through the tender offer route (the “Buyback”). The Buyback, together with certain tax considerations related to the withdrawal of Equity Shares underlying American Depositary Shares (“ADSs”) and the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, is described in the Postal Ballot Notice dated August 25, 2017 (the “Postal Ballot Notice”), which has been furnished with the U.S. Securities and Exchange Commission on Form 6-K.

Indian Taxation

THE SUMMARY OF THE INCOME-TAX CONSIDERATIONS IN THIS SECTION ARE BASED ON THE CURRENT PROVISIONS OF THE INCOME-TAX ACT, 1961 AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT INCOME-TAX IMPLICATIONS.

IN VIEW OF THE PARTICULARISED NATURE OF INCOME-TAX CONSEQUENCES, SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE.

THE COMPANY DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF SUCH ADVICE. THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY INCOME-TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME-TAX IN THE CASE OF BUYBACK OF LISTED EQUITY SHARES ON THE RECOGNISED STOCK EXCHANGE IN INDIA SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

General: The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31. A person who is an Indian tax resident is liable to income-tax in India on his worldwide income, subject to certain tax exemptions, which are provided under the Income-tax Act, 1961 (the “Act”).

A person who is treated as a non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India-sourced income (i.e. income which accrues or arises or deemed to accrue or arise in India) and income received by such persons in India. In case of shares of a company, the source of income from shares would depend on the “situs” of such shares. As per judicial precedents, generally the “situs” of the shares is where a company is “incorporated” and where its shares can be transferred.

Accordingly, since the Company is incorporated in India, the Company’s shares should be deemed to be “situated” in India and any gains arising to a non-resident on transfer of such shares should be taxable in India under the Act.

Further, the non-resident shareholder can avail benefits of the Double Taxation Avoidance Agreement (“DTAA”) between India and the respective country of which the said shareholder is tax resident subject to satisfying relevant conditions including non-applicability of General Anti-Avoidance Rule (“GAAR”) and providing and maintaining necessary information and documents as prescribed under the Act.

The Act also provides for different income-tax regimes/ rates applicable to the gains arising from the buyback of shares, based on the period of holding, residential status, classification of the shareholder and nature of the income earned, etc. The summary of income-tax implications on buyback of listed equity shares on the recognised stock exchange in India is set out below. All references to equity shares herein refer to listed equity shares unless stated otherwise.

Classification of Shareholders: Shareholders can be classified under the following categories:

a.	Resident Shareholders being:

•	Individuals, Hindu Undivided Family (HUF), Association of Persons (AOP) and Body of Individuals (BOI)

•	Others

b.	Non Resident Shareholders being:

•	Non Resident Indians (NRIs)

•	Foreign Portfolio Investors (FPIs)

•	Others:
-	Company
-	Other than company

Classification of Income: Shares can be classified under the following two categories:

a. Shares held as investment (Income from transfer taxable under the heading “Capital Gains”)

b. Shares held as stock-in-trade (Income from transfer taxable under the heading “Profits and Gains from Business or Profession”)

Gains arising from the transfer of shares may be treated either as “capital gains” or as “business income” for income-tax purposes, depending upon whether such shares were held as a capital asset or trading asset (i.e. stock-in-trade).

Traditionally, the issue of characterization of income arising from sale of shares has been a subject matter of litigation with the income-tax authorities. There have been various judicial pronouncements on whether gains from transactions in securities should be taxed as “business profits” or as “capital gains”. However, these pronouncements, while laying down certain guiding principles have largely been driven by the facts and circumstances of each case. The apex body of Income-tax has issued Circular No. 6 of 2016, as per which, if the taxpayer opts to consider the shares as stock-in-trade, the income arising from the transfer of such shares would be treated as its business income. Also, if such shares are held for a period of more than 12 months and if the taxpayer desires to treat the income arising from the transfer thereof as “capital gains”, the same should not be put to dispute by the income-tax officers provided such stand is consistently followed by the taxpayer in subsequent years.

Further, investments by FPIs in any securities in accordance with the regulations made under the Securities Exchange Board of India Act, 1992 would be treated as capital asset under the provisions of the Act.

Shares held as investment: As per the provisions of the Act, where the shares are held as investments (i.e. capital asset), income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buyback of shares are governed by the provisions of section 46A of the Act and such capital gains in the hands of shareholders would be computed as per provisions of section 48 of the Act. The provisions of buyback tax under section 115QA in Chapter XII-DA of the Act do not apply for shares listed on the recognised stock exchange in India.

Period of holding: Depending on the period for which the shares are held, the gains would be taxable as “short-term capital gain” or “long-term capital gain”:

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In respect of equity shares held for a period less than or equal to 12 months prior to the date of transfer, the same should be treated as a “short-term capital asset”, and accordingly the gains arising therefrom should be taxable as “short term capital gains” (“STCG”).

•

Similarly, where equity shares are held for a period more than 12 months prior to the date of transfer, the same should be treated as a “long-term capital asset”, and accordingly the gains arising therefrom should be taxable as “long-term capital gains” (“LTCG”).

Buyback of shares through a recognized stock exchange in India: Where a transaction for transfer of such equity shares (i.e. buyback) is transacted through a recognized stock exchange and is chargeable to Securities Transaction Tax (“STT”), then the taxability will be as under (for all categories of shareholders):

•

LTCG arising from such transaction would typically be exempt from tax under section 10(38) of the Act. However, in certain specified cases, the said exemption is available only if purchase of such shares is chargeable to STT; and

•	STCG arising from such transaction would be subject to tax at 15% under section 111A of the Act.

Further, in case of resident Individual or HUF, the benefit of maximum amount which is not chargeable to income-tax is considered while computing the income-tax on such STCG taxable under section 111A of the Act.

In addition to the above STCG tax, surcharge, education cess and secondary and higher education cess are leviable (Please see this document for rate of surcharge and cess).

Non-resident shareholders can avail benefits of the DTAA between India and the respective country of which the said shareholder is a tax resident subject to satisfying relevant conditions (including non-applicability of GAAR) and providing and maintaining necessary information and documents as prescribed under the Act.

As an overall point, since the Buyback is to be undertaken on the NSE / BSE, such transaction is chargeable to the STT. STT is a tax payable in India on the value of securities on every purchase or sale of specified securities that are listed on the Recognised Stock Exchanges in India. Currently, the STT rate applicable on the purchase or sale of shares on the stock exchange is 0.1% of the value of the security.

Taxation for American Depositary Shares Holders: As described in more detail in the Postal Ballot Notice, a holder of ADSs of the Company may participate in the Buyback by withdrawing his or her ADSs from the depositary facility, acquiring underlying Equity Shares upon such withdrawal and then selling those Equity Shares back to the Company through the NSE / BSE.

There can be no assurance that the Equity Shares offered by an ADS holder in the Buyback will be accepted.

ADS holders are advised to consult their legal, financial and tax advisors for advice prior to participating in the Buyback, including advice related to any related regulatory approvals and tax issues.

a.	The following is a brief summary of capital gains taxation in respect of sale of equity shares received upon the equity share withdrawal on account of buy-back:

•	In order to compute the capital gains, the period of holding of equity shares converted from ADS and cost of acquisition of such shares needs to be determined in the following manner:

-	The period of holding of shares acquired by such non-resident holders on redemption of ADS would be reckoned from the date on which a request for such redemption was made.

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Cost of acquisition of the shares acquired by non-resident holders on redemption of ADS should be the price of such share prevailing on any recognised stock exchange in India on the date on which a request for redemption was made

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In relation to period of holding and cost of acquisition, it may be noted that the apex body of Income-tax vide circular no. 19/2015 dated November 27, 2015 had clarified that ‘date on which a request for redemption was made’ shall be the date on which the instruction from foreign depository is received by the local custodian in India requesting the release of underlying shares in favour of the non-resident assessee

•	STT would be levied at the time of transfer of equity shares as part of the Buyback.

•	Long term capital gains on sale of such shares post redemption of ADS should be exempt from tax.

•	Short-term capital gains on sale of such shares should be taxed at 15% and further increased by applicable surcharge and cess (please see below on rate of surcharge and cess).

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Non-resident shareholders can avail benefits of the DTAA between India and the respective country of which the said shareholder is tax resident subject to satisfying relevant conditions (including non-applicability of GAAR) and providing and maintaining necessary information and documents as prescribed under the Act.

b.	Income-tax implications on withdrawal and re-deposit of Equity Shares:

•	While there are arguments in favour that conversion of ADS into shares should not be subject to capital gains tax, this view is not free from doubt as law is not very clear on this aspect.

•

The shares which would not be accepted by the Company for buyback could get reconverted into ADS. As far as taxability of such reconversion is concerned, there are two possible views i.e. whether such reconversion of shares into ADS is a taxable transfer and accordingly would attract capital gains tax or vice versa. While there are arguments supporting both the views, the view that such reconversion is not a taxable transfer may be construed to be a better view.

Shares held as stock-in trade: If the shares are held as stock-in-trade by any of the shareholders of the Company, then the gains would be characterized as business income and taxable under the heading “Profits and Gains from Business or Profession.” In such a case, the provisions of section 46A of the Act would not apply.

Resident Shareholders:

a.	For individuals, HUF, AOP, BOI, profits would be taxable at applicable slab rates.

b.	For persons other than stated in (a) above, profits would be taxable at 30%.

No benefit of indexation (inflation adjustment on cost base) by virtue of the period of holding would be available in any case.

Non Resident Shareholders:

a.

Non-resident shareholders can avail benefits of the DTAA between India and the respective country of which the said shareholder is tax resident subject to satisfying relevant conditions (including non-applicability of GAAR) and providing and maintaining necessary information and documents as prescribed under the Act.

b.	Where DTAA provisions are not applicable:

-	For non-resident individuals, HUF, AOP, BOI, profits would be taxable at applicable slab rates.

-	For foreign companies, profits would be taxed in India at 40%.

-	For other non-resident shareholders, such as foreign firms, profits would be taxed in India at 30%.

In addition to the above, surcharge, education cess and secondary and higher education cess are leviable.

(Please see below for rate of surcharge and cess).

Tax Deduction at Source:

In case of Resident Shareholders: In absence of any specific provision under the Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the Buyback.

In case of Non-resident Shareholders:

In case of FPIs: Section 196D of the Act provides for specific exemption from withholding tax in case of capital gains arising in hands of FPIs. Thus, no withholding of tax is required in case of consideration payable to FPIs

In case other than FPIs: Section 195(1) of the Act provides that any person responsible for paying to a non-resident, any sum chargeable to tax is required to deduct tax at source (including applicable surcharge and cess). Subject to regulations in this regard, wherever applicable and it is required to do so, tax at source (including applicable surcharge and education cess) shall be deducted at appropriate rates as per the Act. In doing this, the Company will be guided by generally followed practices and make use of data available in its records except in cases where the non-resident shareholders provide a specific mandate in this regard.

Since the Buyback is through the Recognised Stock Exchanges in India, the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder given that practically it is very difficult to withhold taxes. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India in consultation with their custodians, authorized dealers and/or tax advisors, as appropriate.

Rate of Surcharge and Cess: In addition to the basic tax rate, surcharge, education cess and secondary and higher education cess are leviable as follows:

Surcharge:

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In case of individuals, HUF, AOP and BOI: Surcharge at 15% is leviable where the total income exceeds ₹ 10 million (approximately US$ 0.15 million) and at 10% where the total income exceeds ₹ 5 million (approximately US$ 0.8 million).

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In case of domestic companies: Surcharge at 12% is leviable where the total income exceeds ₹100 million (approximately US$ 1.5 million) and at 7% where the total income exceeds ₹ 10 million (approximately US$ 0.15 million).

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In case of foreign companies: Surcharge at 5% is leviable where the total income exceeds ₹ 100 million (approximately US$ 1.5 million) and at 2% where the total income exceeds ₹ 10 million (approximately US$ 0.15 million).

Cess:

Education Cess at 2% and Secondary and Higher Education Cess at 1% is leviable in all cases.

The U.S. dollar amounts are based on the exchange rate of ₹ 64.11/USD as of July 28, 2017

(Source:http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

THE ABOVE DISCLOSURE ON TAXATION SETS OUT THE PROVISIONS OF LAW IN A SUMMARY MANNER ONLY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE DISPOSAL OF EQUITY SHARES. THIS DISCLOSURE IS NEITHER BINDING ON ANY REGULATORS NOR CAN THERE BE ANY ASSURANCE THAT THEY WILL NOT TAKE A POSITION CONTRARY TO THE COMMENTS MENTIONED HEREIN. HENCE, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS FOR THE TAX PROVISIONS APPLICABLE TO YOUR PARTICULAR CIRCUMSTANCES.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to a participation in the buyback of Equity Shares to U.S. holders (as defined below) and is for general information only. For purposes of this discussion, “U.S. holders” are individuals who are citizens or residents of the United States, corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold Equity Shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the Equity Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Equity Shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, potential application of the Medicare contribution tax on net investment income, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold Equity Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or Equity Shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of the Company. This summary is based on the tax laws of the United States as in effect on the date of this document and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE PARTICIPANT IN THE BUYBACK SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Ownership of ADSs. For U.S. federal income tax purposes, U.S. holders generally will be treated as the owners of Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the Buyback, and the conversion of Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, into ADSs generally will not be subject to U.S. federal income tax.

Tax Treatment of Buyback. An exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company.

Under Section 302 of the Internal Revenue Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Each U.S. holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such U.S. holder’s particular circumstances.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances. Because the Section 302 tests are applied on a stockholder by stockholder basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

Sale or Exchange: Subject to the “passive foreign investment company” (“PFIC”) rules described below, if a U.S. holder is treated as recognizing gain or loss for U.S. federal income tax purposes from the disposition of Equity Shares for cash, such gain or loss will be equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the Equity Shares. Gain or loss recognized will be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. Capital gains realized by a U.S. holder upon sale of Equity Shares may be subject to tax in India, including withholding tax. See “Indian Taxation” above. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. U.S. holders should consult their own tax advisors regarding the tax treatment to them if the Buyback is treated as a sale or exchange.

Distribution: If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of the Buyback exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

The Company does not intend to calculate its earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the Buyback is treated as a distribution on Equity Shares, such distribution will generally be taxed as a dividend for U.S. tax purposes.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend, because the Equity Shares are not themselves listed on a U.S. exchange. However, the Company may be eligible for benefits under the Treaty. A corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below).

EACH U.S. HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

Passive Foreign Investment Company: A non-U.S. corporation will be classified as a PFIC for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, if 50% or more of its assets produce or are held for the production of passive income.

The Company does not believe that it satisfies either of the tests for PFIC status for the fiscal year ended March 31, 2017, and the Company does not expect to satisfy either of the tests for the fiscal year ending March 31, 2018. However, because this determination is made on an annual basis and depends on a variety of factors (including the Company’s market capitalization), no assurance can be given that the Company was not considered a PFIC for the fiscal year ended March 31, 2017, or that the Company will not be considered a PFIC for the current fiscal year and/or future fiscal years. If the Company were to be a PFIC for any taxable year, U.S. holders would be required to pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of Equity Shares, unless a U.S. holder makes a “QEF election” or a “mark-to-market” election, as described below. In addition, individual U.S. holders will not be eligible for the reduced rates of dividend taxation described above if the Company is a PFIC for the fiscal year of the dividend payment or the preceding taxable year.

If the Company is a PFIC in any year, so long as the Equity Shares or ADSs are and remain “marketable,” a U.S. holder may be able to avoid the excess distribution rules described above by having made a timely so-called “mark-to-market” election with respect to such U.S. holder’s Equity Shares or ADSs. The Equity Shares or ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the Equity Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including the Company’s subsidiaries. U.S. holders should consult their own tax advisors with respect to making a mark-to-market election and the tax consequences of the Buyback if such an election is in effect.

In addition, if the Company is a PFIC in any year, a U.S. holder might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on his, her or its pro rata portion of the Company’s income and gain. However, the Company has not provided and does not plan to provide information necessary for the QEF election, so such election would not have been available to U.S. holders.

In addition, certain information reporting obligations on IRS Form 8621 may apply to U.S. holders if the Company is determined to be a PFIC, including in the year of a sale or disposition.

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, Equity Shares to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 28%, may apply unless such holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO PARTICIPATION IN THE BUYBACK. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

August 25, 2017